SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY-SECOND

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná. 2. DATE AND TIME: May 22, 2014 – 2:30 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTION:

I.       Unanimous approval without restrictions a)  granting of a corporate surety (“Guarantee”) within the First Debenture Issue for public distribution with restricted placement efforts, under the terms of Instruction 476, issued by the Securities and Exchange Commission of Brazil (CVM), of January 16, 2009, totaling R$330,000,000.00, of (i) Nova Asa Branca I Energias Renováveis S.A. (“Nova Asa Branca I”);  (ii) Nova Asa Branca II Energias Renováveis S.A. (“Nova Asa Branca II”); (iii) Nova  Asa  Branca  III  Energias  Renováveis S.A. (“Nova Asa Branca III”); (iv) Nova Eurus IV Energias Renováveis S.A. (“Nova Eurus IV”); (v) Santa Maria Energias Renováveis  S.A. (“Santa Maria”); (vi) Santa  Helena  Energias  Renováveis  S.A. (“Santa Helena”) and (vii) Ventos de Santo Uriel S.A. (“Ventos de Santo Uriel”, jointly with Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena, and Ventos de Santo Uriel, the “SPEs”); b) execution of the respective deed of issue of the debentures, to be signed by each SPE and the trustee hired, as a representative of the holders of debentures of each issue. The Company is legally committed to the debentureholders as a joint debtor and the primary obligor until settlement of the debentures; and c) execution by the Company’s Executive Officers or their representatives of any and all acts and signing of all documents needed to execute the debenture issue process by each SPE as the guarantor, in compliance with the conditions established in item a) above.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman; LINDOLFO ZIMMER – Secretary; CARLOS HOMERO GIACOMINI; JOSÉ RICHA FILHO; LUIZ EDUARDO DA VEIGA SEBASTIANI; NATALINO DAS NEVES; NEY AMILTON CALDAS FERREIRA; MAURÍCIO BORGES LEMOS; and MARCO AURÉLIO ROGERI ARMELIN.

The full version of the Minutes of the 122nd Extraordinary Board of Director’s Meeting was drawn up in the Company’s Book no. 06, registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.